Exhibit 17

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Brian D. Lawson, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O'Donnell, Director	One Canada Square, Level 25, Canary Wharf, London, E14 5AA, United Kingdom	Corporate Director	United Kingdom
Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.
Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom